

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 2, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Richard L. Travis, Jr.
Chief Financial Officer
Ennis, Inc.
2441 Presidential Pkwy.
Midlothian, Texas 76065

> **Re: Ennis, Inc.**
> **Form 10-K for the year ended February 29, 2008**
> **File No. 001-05807**

Dear Mr. Travis:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended February 29, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Judgments, page 15

1. You refer to the use of "independent valuations" in connection with your acquisitions and the related purchase price allocations. If you elect to make such a reference, you must also identify the appraiser in your filing. Further, if you incorporate this reference into a registration statement or other transactional filing, you must both identify the appraiser and include his consent in that filing. Please eliminate this reference from your filed documents or provide the identifications and/or consents in your filings as required.

Contractual Obligations, page 22

2. As this table is aimed at increasing the transparency of cash flow, we believe that you should include scheduled interest payments in the table. We note that you have included the interest on capital leases but not on long-term debt. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. If you elect to include them, you can determine the appropriate methodology to estimate the interest payments. One possible methodology is to apply the currently applicable interest rate to determine the value of future payments. If you include these payments in the table, please explain your significant assumptions in an accompanying footnote. Alternatively, if interest payments are excluded, the table should be supplemented with additional information that is material to an understanding of your cash requirements. In either case, please specifically clarify whether interest rates have been included or excluded.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief